EXHIBIT 12.1
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						Nine months ended
	1999	2000	2001	2002	2003	September 30, 2004

Fixed Charges and Preferred
Stock Dividends:

Interest	$ 131	$ 119	$ 96	$ 83	$ 78	$ 54

Interest portion of annual rentals	5	3	3	4	3	2

Total fixed charges	136	122	99	87	81	56

Preferred stock dividends (1)	10	13	11	9	9	8

Combined fixed charges and preferred stock
dividends for purpose of ratio	$ 146	$ 135	$ 110	$ 96	$ 90	$ 64

Earnings:

Pretax income from continuing operations	$ 325	$ 295	$ 324	$ 300	$ 488	$ 272

Total fixed charges (from above)	136	122	99	87	81	56

Less: interest capitalized	1	3	1	1	1	1

Total earnings for purpose of ratio	$ 460	$ 414	$ 422	$ 386	$ 568	$ 327

Ratio of earnings to combined fixed charges
and preferred stock dividends	3.15	3.07	3.84	4.02	6.31	5.11

(1) In computing this ratio, "Preferred stock dividends" represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods